UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

314308107

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107	13D	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,267,553
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,267,553
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 13,120,246 shares of common stock, par value $0.01 per share, outstanding as of November 1, 2006, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 314308107	13D	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,267,553
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,267,553
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 314308107	13D	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,267,553
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,267,553
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 314308107	13D	Page 5 of 11 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 19, 2006 (the “Schedule 13D”), with respect to shares of Common Stock, par value $0.01 per share (the “Shares”), of Feldman Mall Properties, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Mercury Special Situations Fund LP, a Delaware limited partnership; Mercury Special Situations Offshore Fund, Ltd., a British Virgin Island company; Mercury Real Estate Securities Fund LP, a Delaware limited partnership; Mercury Real Estate Securities Offshore Fund, Ltd., a British Virgin Island company; Silvercreek SAV LLC, a Delaware limited liability company; Mercury Global Alpha Fund LP, a Delaware limited partnership; and GPC LXV, LLC, a Delaware limited liability company (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds. Messrs. Jarvis and MacLean are the managing members of Advisors.

CUSIP No. 314308107	13D	Page 6 of 11 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $14,251,663.70. Each of the Funds used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on June 15, 2005, as amended on February 14, 2006, to report the acquisition of the Shares. On December 18, 2006, the Reporting Persons sent a letter to the Chairman of the Board and Chief Executive Officer of the Issuer (the “December 18th Letter”). The December 18th Letter contained a shareholder proposal for inclusion with the Issuer’s proxy statement, which recommended that the Board of Directors of the Issuer promptly engage an investment banking firm and pursue a sale of the Issuer. A copy of the December 18th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. In addition, on December 18, 2006, the Reporting Persons issued a press release related to the December 18th Letter, a copy of which is attached to the Schedule 13D as Exhibit B and is incorporated herein by reference. On January 30, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “January 30th Letter”). A copy of the January 30th Letter is attached hereto as Exhibit C and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, provided, however, that the Reporting Persons do not currently intend to engage in a control transaction or any contested solicitation for the election of directors of the Issuer.

Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd., Silvercreek SAV LLC, Mercury Global Alpha Fund LP and GPC LXV, LLC owned beneficially 252,525; 509,498; 82,238; 172,662; 104,124; 49,175 and 97,331 Shares, respectively, representing approximately 1.9%; 3.9%; 0.6%; 1.3%; 0.8%; 0.4% and 0.7%, respectively, of the shares of common stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 1,267,553 Shares, constituting 9.7% of the 13,120,246 shares of common stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,267,553 Shares, constituting 9.7% of the 13,120,246 shares of common stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 1,267,553 Shares, constituting 9.7% of the 13,120,246 shares of common stock, par value $0.01, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit D attached hereto and incorporated herein by reference.

(d) Not applicable.

CUSIP No. 314308107	13D	Page 7 of 11 pages

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Chairman of the Board and Chief Executive Officer of Feldman Mall Properties, Inc., dated December 18, 2006*

Exhibit B	Press Release, dated December 18, 2006*

Exhibit C	Letter to the Chairman of the Board of Directors of Feldman Mall Properties, Inc., dated January 30, 2007.

Exhibit D	Schedule of Transactions in Shares of the Issuer

Exhibit E	Joint Filing Agreement*

* Filed with the Schedule 13D on December 19, 2006.

CUSIP No. 314308107	13D	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 314308107	13D	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Chairman of the Board and Chief Executive Officer of Feldman Mall Properties, Inc., dated December 18, 2006*

Exhibit B	Press Release, dated December 18, 2006*

Exhibit C	Letter to the Chairman of the Board of Directors of Feldman Mall Properties, Inc., dated January 30, 2007.

Exhibit D	Schedule of Transactions in Shares of the Issuer

Exhibit E	Joint Filing Agreement*

* Filed with the Schedule 13D on December 19, 2006.

CUSIP No. 314308107	13D	Page 10 of 11 pages

Exhibit C

Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

January 30, 2007

Board of Directors

Feldman Mall Properties, Inc.

1010 Northern Boulevard

Suite 314

Great Neck, NY 11024

Dear Gentlemen:

As you know, Mercury Real Estate Advisors LLC (“Mercury”) is the second largest investor in Feldman Mall Properties, Inc. (“Feldman” or the “Company”) with a reported ownership stake of 9.7%. In a letter dated December 18, 2006 to the Chief Executive Office of Feldman, we strongly urged the Board of Directors of the Company to promptly engage a leading investment banking firm to pursue a sale of the Company. We continue to strongly advocate this course of action given that the Company continues to trade at a significant discount to its liquidation value.

In response to our December 18, 2006 letter, we have received numerous inquiries from well known and established, national and regional mall owners and operations that have expressed their interest in exploring a purchase of the Company and its assets. As a result, we demand that the Board act consistent with its fiduciary duties to shareholders and immediately form a Committee of Independent Directors to pursue strategic alternatives for the Company. This committee should be responsible for maximizing shareholder value by seriously considering a sale of the Company.

Please advise us as soon as possible as to the formation of such committee and the identity of its Chairman so that we can refer such interested parties.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

Name: Malcolm F. MacLean IV Title: President

CUSIP No. 314308107	13D	Page 11 of 11 pages

Exhibit D

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/08/2006	(5,100.00)	10.850
12/11/2006	(1,100.00)	10.850
12/13/2006	(1,100.00)	10.833
12/14/2006	30,502.00	11.073
01/03/2007	(1,300)	12.640

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/06/2006	(300)	10.850
12/11/2006	47,637	11.073

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/11/2006	58,020	11.073
01/03/2007	(300)	12.640
01/10/2007	(1,100)	12.360
01/25/2007	(9,700)	12.066

GPC LXV, LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
12/05/2006	(2,800)	10.850
12/06/2006	(700)	10.850
12/08/2006	(700)	10.833
12/11/2006	23,841	11.073
01/03/2007	(300)	12.640

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/18/2007	49,175	12.36

(1)	All purchases/sales were effected through open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.